Exhibit (a)(1)(C)

Offer To Purchase

All Outstanding Shares of Common Stock

of

BLUEBIRD BIO, INC.

at either

(x) $3.00 in cash per share, plus one contingent value right per share representing the right to receive a contingent payment of $6.84 in cash upon the achievement of the milestone

or

(y) $5.00 in cash per share

by

BEACON MERGER SUB, INC., a wholly owned subsidiary of

BEACON MIDCO, INC., a wholly owned subsidiary of

BEACON PARENT HOLDINGS, L.P., whose general partner is

BEACON GENERAL PARTNER, LLC, an affiliate of

CARLYLE PARTNERS GROWTH, L.P.

SK CAPITAL PARTNERS VI-A, L.P. AND SK CAPITAL PARTNERS VI-B, L.P.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON MAY 29, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

May 14, 2025

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Beacon Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and an indirect wholly owned subsidiary of Beacon Parent Holdings, L.P. (“Parent”), a Delaware limited partnership, to act as information agent (the “Information Agent”) in connection with Merger Sub’s offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of bluebird bio, Inc., a Delaware corporation (the “Company”), in exchange for, at the election of the holder of such Share, either (but not both):

(i)(a) $3.00 in cash per Share on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2025 (as amended and restated on May 14, 2025, and as may be further amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Election and Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Election and Transmittal,” which, together with the Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”), subject to any applicable withholding taxes and without interest thereon (the “Cash and CVR Consideration Closing Amount”), plus (b) one contingent value right (each, a “CVR”) per Share, subject to and in accordance with the terms and conditions set forth in the Contingent Value Rights Agreement that will be entered into by and among Parent, a rights agent mutually agreeable to Parent and the Company, and, solely for certain purposes, the Surviving Corporation (as defined herein) (the “CVR Agreement”), representing the right to receive one contingent payment of $6.84 in cash, subject to any applicable withholding taxes and without interest thereon, payable upon the achievement of the milestone set forth in, and subject to the terms and conditions of the CVR Agreement, the Offer to Purchase and the related Letter of Election and Transmittal (the Cash and CVR Consideration Closing Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer after May 14, 2025, the “Cash and CVR Consideration”), or

(ii) $5.00 in cash per Share on the terms and subject to the conditions set forth in the Offer, subject to any applicable withholding taxes and without interest thereon (or any greater amount per Share that may be paid pursuant to the Offer after May 14, 2025, the “All-Cash Consideration”).

The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.

The Letter of Election and Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) for your use in accepting the Offer and tendering Shares and for the information of your clients;

3.

A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

4.	The Company’s Solicitation/Recommendation Statement on Schedule 14D-9; and

5.	For your use only, a return envelope addressed to Equiniti Trust Company, LLC, which is the depositary for the Offer (the “Depositary”).

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire one minute after 11:59 p.m., New York City time, on May 29, 2025, unless the Offer is extended or earlier terminated. We are not providing for guaranteed delivery procedures.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 21, 2025 and amended as of May 13, 2025 (and as may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, pursuant to which, as soon as practicable following the date and time of the irrevocable acceptance for payment (the “Acceptance Time”) by Merger Sub of Shares validly tendered and not validly withdrawn pursuant to and subject to the conditions set forth in Section 15 of the Offer to Purchase, subject to the satisfaction of or, if permitted by applicable law, waiver of certain conditions, and in any event no later than one business day thereafter, Merger Sub will merge with and into the Company (such merger, the “Merger”), and the Company will survive the Merger as an indirect wholly owned subsidiary of Parent (the “Surviving Corporation”), on the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and will be effected by Merger Sub and the Company without a stockholder vote pursuant to the DGCL as soon as practicable following the Acceptance Time, subject to the satisfaction or, if permitted by applicable law, waiver of certain conditions, and in any event no later than one business day thereafter.

At the effective time of the Merger (being the time and day of the filing of the certificate of merger in accordance with the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware or at such later time and day as may be agreed in writing by Parent and the Company and specified in the Certificate of Merger in accordance with the DGCL, the “Effective Time”), each Share issued and outstanding at the commencement of the Offer and immediately prior to the Effective Time (excluding Shares owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of Parent or Merger Sub, in each case, at the commencement of the Offer and immediately prior to the Effective Time, any Shares irrevocably accepted for purchase pursuant to the Offer (“Accepted Shares”), and any Shares held by stockholders who are entitled to demand, and who shall have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance with Section 262 of the DGCL), shall be canceled and extinguished and automatically converted into the right to receive, at the election of the holder of such Share, either (but not both) the Cash and CVR Consideration or the All-Cash Consideration upon compliance with the procedures set forth in the Merger Agreement, without interest thereon and subject to any applicable withholding tax pursuant to the Merger Agreement and the CVR Agreement; provided that, at the election of Parent, any Shares owned by any direct or indirect subsidiary of the Company that are not Accepted Shares will instead receive shares of the Surviving Corporation of equivalent value. As a result of the Merger, the Company will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Parent.

The board of directors of the Company has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement and consummate the Transactions contemplated therein, (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the Acceptance Time without a vote of the Company stockholders, and (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the holders of the Shares accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, which resolutions, except to the extent expressly permitted by the Merger Agreement, have not been rescinded, modified or withdrawn in any way.

For Shares to be validly tendered to Merger Sub and accepted for payment pursuant to the Offer, (i) the certificates evidencing such Shares (the “Share Certificates”), (ii) confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3 of the Offer to Purchase, with respect to Shares held in “street” name, (iii) in the case of Share Certificates, the Letter of Election and Transmittal, properly completed and duly executed, with any required signature guarantees and (iv) any other documents required by the Letter of Election and Transmittal or, in the case of a book-entry transfer of Shares held in “street” name, an “agent’s message” in lieu of the Letter of Election and Transmittal and such other documents, must be timely received by the Depositary.

Neither Parent nor Merger Sub will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent as described in Section 18 of the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Merger Sub for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. Merger Sub will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Election and Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below and on the back cover of the Offer to Purchase.

Very truly yours,

Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you any agent of Merger Sub, Parent, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll-free: (877) 825 8793

Banks and Brokers may call collect: (212) 750 5833